Exhibit 99.2

CANGO INC.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Solicited on Behalf of the Board of Directors of Cango Inc. for the Extraordinary General Meeting of Shareholders to be held at 2605, 26/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong, at 2p.m. (Hong Kong time) on July 17, 2025

The undersigned shareholder of Cango Inc. (the “Company”), an exempted company incorporated in the Cayman Islands, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders of the Company’s Class A ordinary shares of a par value of US$0.0001 each and Class B ordinary of a par value of US$0.0001 each (together, the “Ordinary Shares”) and the Proxy Statement, each dated June 16, 2025, and hereby appoints                                                             of_______________________________ or, if no person is otherwise specified, the chairman of the EGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned and to act as proxy for the undersigned at the EGM of the Company to be held at 2605, 26/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong, at 2p.m. (Hong Kong time) on July 17, 2025, and authorizes them to represent and vote all Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below or (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the EGM, as set forth in the Notice of the EGM and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the EGM is appointed as proxy, this proxy will be voted FOR the following proposals:

Proposal No. 1: Ratification of the Execution and Delivery by the Company of the SPA

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the execution and delivery of the Securities Purchase Agreement, dated as of June 2, 2025 (the “SPA”), by and among the Company, Eagle Central Holding Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands (“Zhang Holdco”), Traveler Enterprise Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands (“Lin Holdco”, and together with Zhang Holdco, the “Sellers”), Mr. Xiaojun Zhang, Mr. Jiayuan Lin and Enduring Wealth Capital Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands (“EWCL”), be ratified, approved, authorized and confirmed in all respects.

Proposal No. 2: Approval of Performance of the Company’s Obligations Under the SPA including the Reclassification

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the performance of the Company’s obligations under the SPA, pursuant to which the Company agrees to undertake certain corporate actions in connection with the sale by the Sellers of certain class B ordinary shares of the Company (the “Sale Securities”) to EWCL (the “Resale Transaction”) in accordance with the terms and conditions set forth therein, and the transactions to which the Company is a party contemplated thereunder (collectively, the “Company Transactions”), including but not limited to (i) repurchase all of the Sale Securities (as automatically converted into class A ordinary shares of the Company (the “Class A Ordinary Shares”) upon closing of the Resale Transaction) from EWCL at a per share repurchase price equal to the par value of each of the Sale Securities immediately after the automatic conversion of the Sale Securities, and (ii) issue a number of class B ordinary shares of the Company (the “Class B Ordinary Shares”) equal to the number of the Sale Securities at a per share subscription price equal to the par value of the Class B Ordinary Shares immediately after and for the purposes of the repurchase of the Sale Securities as contemplated in subsection (i) of this paragraph (collectively, the “Reclassification”) in connection with the Resale Transaction, which in each case subject to such amendments and/or additions thereto as the audit committee of the Board, composed solely of independent and disinterested directors of the Company (the “Audit Committee”) deem appropriate in its absolute discretion and opinion (and the signature of any member of the Audit Committee on the SPA being due evidence of such approval on behalf of the Company), be approved, authorized and confirmed in all respects.

Proposal No. 3: Approval of Increase of Authorized Share Capital

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the increase of the authorized share capital of the Company from “US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each comprising (a) 420,674,280 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 79,325,720 Class B Ordinary Shares of a par value of US$0.0001 each” to “US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each comprising (a) 920,674,280 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 79,325,720 Class B Ordinary Shares of a par value of US$0.0001 each” by the creation of an additional 500,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “Share Capital Increase”) be approved, authorized and confirmed in all respects.

Proposal No. 4: Approval of Adoption of the Fourth Amended and Restated Memorandum and Articles of Association of the Company

TO BE RESOLVED AS A SPECIAL RESOLUTION THAT, subject to and conditional upon the passing of Proposal No. 3 above in respect of the Share Capital Increase:

(i)	Clause 8 of the existing memorandum of association of the Company be and is hereby replaced in its entirety with the following new clause 8:

“8.	The share capital of the Company is US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each comprising (a) 920,674,280 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 79,325,720 Class B Ordinary Shares of a par value of US$0.0001 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”;

(ii)	Article 3.(1) of the existing articles of association of the Company be and is hereby replaced in its entirety with the following new article 3.(1):

“3.(1)	The share capital of the Company at the date on which these Articles come into effect shall be US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each comprising (a) 920,674,280 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 79,325,720 Class B Ordinary Shares of a par value of US$0.0001 each.”; and

(iii)	the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated Memorandum and Articles of Association”), substantially in the form attached as Annex A to the Proxy Statement furnished herewith, be adopted in substitution for and to the exclusion of the current amended and restated memorandum and articles of association of the Company in all respects with effect from the date of this special resolution.

Proposal No. 5: Approval of Adjournment of the EGM

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

This proxy should be marked, dated, and signed by the shareholder exactly as his, her or its name appears on the share certificate or the register of members and be returned promptly by email to ir@cangoonline.com or to 2605, 26/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.

For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time of the EGM or any adjournment in accordance with the Articles of Association of the Company. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and send this

proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this proxy card promptly.

Votes must be indicated (x) in Black or Blue ink.
		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1	TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the execution and delivery of the Securities Purchase Agreement, dated as of June 2, 2025 (the “SPA”), by and among the Company, Eagle Central Holding Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands (“Zhang Holdco”), Traveler Enterprise Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands (“Lin Holdco”, and together with Zhang Holdco, the “Sellers”), Mr. Xiaojun Zhang, Mr. Jiayuan Lin and Enduring Wealth Capital Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands (“EWCL”), be ratified, approved, authorized and confirmed in all respects.	☐	☐	☐
PROPOSAL NO. 2	TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the performance of the Company’s obligations under the SPA, pursuant to which the Company agrees to undertake certain corporate actions in connection with the sale by the Sellers of certain class B ordinary shares of the Company (the “Sale Securities”) to EWCL (the “Resale Transaction”) in accordance with the terms and conditions set forth therein, and the transactions to which the Company is a party contemplated thereunder (collectively, the “Company Transactions”), including but not limited to (i) repurchase all of the Sale Securities (as automatically converted into class A ordinary shares of the Company (the “Class A Ordinary Shares”) upon closing of the Resale Transaction) from EWCL at a per share repurchase price equal to the par value of each of the Sale Securities immediately after the automatic conversion of the Sale Securities, and (ii) issue a number of class B ordinary shares of the Company (the “Class B Ordinary Shares”) equal to the number of the Sale Securities at a per share subscription price equal to the par value of the Class B Ordinary Shares immediately after and for the purposes of the repurchase of the Sale Securities as contemplated in subsection (i) of this paragraph (collectively, the “Reclassification”) in connection with the Resale Transaction, which in each case subject to such amendments and/or additions thereto as the audit committee of the Board, composed solely of independent and disinterested directors of the Company (the “Audit Committee”) deem appropriate in its absolute discretion and opinion (and the signature of any member of the Audit Committee on the SPA being due evidence of such approval on behalf of the Company), be approved, authorized and confirmed in all respects.	☐	☐	☐

PROPOSAL NO. 3	TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the increase of the authorized share capital of the Company from “US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each comprising (a) 420,674,280 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 79,325,720 Class B Ordinary Shares of a par value of US$0.0001 each” to “US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each comprising (a) 920,674,280 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 79,325,720 Class B Ordinary Shares of a par value of US$0.0001 each” by the creation of an additional 500,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “Share Capital Increase”) be approved, authorized and confirmed in all respects.	☐	☐	☐
PROPOSAL NO. 4	TO BE RESOLVED AS A SPECIAL RESOLUTION THAT, subject to and conditional upon the passing of Proposal No. 3 above in respect of the Share Capital Increase:	☐	☐	☐

(i)	Clause 8 of the existing memorandum of association of the Company be and is hereby replaced in its entirety with the following new clause 8:

“8.	The share capital of the Company is US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each comprising (a) 920,674,280 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 79,325,720 Class B Ordinary Shares of a par value of US$0.0001 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”;

(ii)	Article 3.(1) of the existing articles of association of the Company be and is hereby replaced in its entirety with the following new article 3.(1):

“3.(1)	The share capital of the Company at the date on which these Articles come into effect shall be US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each comprising (a) 920,674,280 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 79,325,720 Class B Ordinary Shares of a par value of US$0.0001 each.”; and

(iii)

the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated Memorandum and Articles of Association”), substantially in the form attached as Annex A to the Proxy Statement furnished herewith, be adopted in substitution for and to the exclusion of the current amended and restated memorandum and articles of association of the Company in all respects with effect from the date of this special resolution.

PROPOSAL NO. 5	TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.	☐	☐	☐

Signature	Signature, if held jointly
Date:	Date:

This proxy card must be signed by the holder of the shares at the close of business on July 11, 2025. If shares are held jointly, each holder should sign. When signing in a fiduciary capacity (such as an executor, administrator, attorney, trustee or guardian), please give full title as such. If the signor is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signor is a partnership, please sign in partnership name by authorized person.